

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Peng Jiang
Chief Executive Officer and Chief Financial Officer
Brilliant Acquisition Corp
99 Dan Ba Road, C-9, Putuo District
Shanghai, Peoples Republic of China

> **Re: Brilliant Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 8, 2023**
> **File No. 333-273401**

Dear Peng Jiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed September 8, 2023

Extensions of Time to Consummate Brilliant's Initial Business Combination, page 26

1. We note your amended disclosure in response to comment 2, including your revised risk factor on page 27. We note your statement that "Brilliant's management and representatives of Nukkleus together with their respective counsel intend to participate in a hearing before the Panel scheduled for August 31, 2023." Please revise here and elsewhere as appropriate to update for developments that occurred at or after the August 31, 2023 meeting. Additionally, please revise or add a new risk factor that addresses your statement on page 117 "Nasdaq has not provided a response to Brilliant's extension to December 23, 2023 as of the date of this joint proxy statement/prospectus."

Exclusive Forum Selection, page 135

2.   We note your amended disclosure in response to comment 7. Your revised disclosure on page 135 states that "[t]he Amended Charter further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act." However, your Amended and Restated Certificate of Incorporation states that "the Court of Chancery and the federal district courts of the United States of America shall, to the fullest extent permitted by law, have concurrent jurisdiction for the resolution of any complaint asserting a cause of action arising under the Securities Act ... ." Please revise for consistency.

Material U.S. Federal Income Tax Consequences
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Nukkleus Securities, page 153

3.   We note your amended disclosure in response to comment 5 and we reissue it in part. We note that counsel's opinion in the section titled "U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Nukkleus Securities" is a "should" opinion. Please revise to explain clearly why counsel cannot give a "will" opinion. Refer to Section III.C of Staff Legal Bulletin No. 19.

General

4.   We note your amended disclosure in response to comment 9. Please revise to address Brilliant's status and its ability to enter into and complete a business combination without interference by the Chinese government. Additionally, we note that you added a risk factor on page 86 regarding your CFIUS status. Please disclose whether you have sought CFIUS approval in connection with this transaction and explain such decision.

  You may contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Giovanni Caruso